 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

 UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of August 2019

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 [ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

 SUBMITTED HEREWITH

DIGATRADE FINANCIAL BOOSTS ITS
PARTNERSHIP MOMENTUM

Vancouver, British Columbia / ACCESSWIRE / August 13, 2019 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com a financial technology services company, and its subsidiary, Securter Systems Inc., are boosting business development momentum with a key leadership appointment. Partnership Development Specialist, Mr. Rishon Talkar, is joining the company’s advisory team to lead Securter’s development of new accounts and partnerships. The appointment immediately increases Digatrade/Securter’s exposure within the international payments industry, where Mr. Talkar is already active as a sought-after consultant and relationship facilitator. Mr. Talkar’s business development expertise is exceptionally deep in the fields of e-commerce, loyalty programs, point-of-sale systems and credit card revenue sharing arrangements. All of these are relevant to Digatrade/Securter’s present and future plans. Digatrade/Securter fintech enhances security and convenience for the world’s credit card payment processing institutions, while slashing costs for them that arise from fraudulent online credit card use.

Mr. Talkar has built a reputation of taking organizations with limited business development processes to a “multiple-process” regime. Mr. Talkar is at the leading edge in this field because he is a digital native in a sector that has undergone profound modernization in systems and attitudes. Mr. Talkar has helped fuel growth in the payments processing sector by using business development techniques that did not even exist until recently. Through Rishon Talkar’s consultancy with some of the world’s leading financial institutions, he has a created a track record of efficient sales, marketing and customer service growth for early stage technology projects in particular. He considers Securter’s patented technology a fintech winner. Mr. Talkar’s business development reach includes the world’s foremost financial organizations, including banks, credit card issuers and payment service providers due to wide ranging successful assignments at the level of Fortune 500 fintech sophistication.

Partnership Development expertise is the key to building Digatrade/Securter momentum following Digatrade/Securter’s breakthrough initial partnership agreement with a multi-billion-dollar payment service provider, announced August 8, 2019.

Digatrade shareholder value is projected to grow due to aggregate transaction fee-sharing with PSP partners. These fees accumulate from massive aggregate transaction value that is channeled through the international credit card processing system. Small individual transaction fees paid by cardholders and merchants become enormous in total because of the billions of transactions occurring annually around the world. Online purchases by consumers and businesses, Digatrade/Securter’s present specialty, are growing faster than any other credit card transaction categories because of the unmatched convenience that the online experience provides to purchasers. This is an area of competitive advantage for Digatrade/Securter, where its patented transaction security technology originated.

Securter’s growing expertise in fintech security and convenience will also be applied where new cryptocurrency and credit card systems overlap. This is an area of fast growing interest in the world’s payments system because millions of credit card holders who also have cryptocurrency want to choose the payment method that suits them best at the moment, varying from transaction to transaction. Credit cards remain a popular core payment modality, but safe and affordable multiplex systems are needed.

Securter CEO, Steve Epstein, comments on the addition of Mr. Talkar to the Digatrade/Securter team:

“I’ve seen Rishon in his element. He knows what’s needed to obtain organizational partnerships and how payment organizations prefer to bring technology programs on-board. We are already creating great technology – so now we are developing our customer base. Rishon is a creative risk-taker, with the right level of experience for balance. Rishon’s focus on partnership engagement is the perfect step for us to build future value for Digatrade shareholders. ”

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072

www.DigatradeFinancial.com
Investors@Digatrade.com

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp

Date: August 13, 2019	By:	/s/ Brad J. Moynes
Brad J. Moynes
Title: CEO